Exhibit (a)(14)

Microsoft Corporation

Stock Option Transfer Program

Supplemental Q&A

November 4, 2003

Q1.    Is there a formula used to calculate the price I will receive for my options?

No. As more fully described in the Question 9 of the notice, the pricing of every Eligible Option was determined by negotiations between Microsoft and JPMorgan, after analysis and evaluation by Microsoft by reference to Black-Scholes and other quantitative option pricing models and methods. These negotiations resulted in an agreed price for each option, rather than an agreement to a formula to be used to calculate these prices.

Q2.    Will executives who are large stakeholders be restricted from selling shares during the Averaging Period to prevent downward pressure on the stock price?

The timing of when shares are sold is a personal decision for each executive.

Q3.    Can I decline to receive interest-equivalent payments on any Contingent Payments due to religious or other reasons?

Yes, Microsoft will allow you to decline interest-equivalent payments. You must submit your binding request in writing by January 31, 2004 to Microsoft Global Stock Services, One Microsoft Way, Bldg 100; Redmond, WA 98052; USA.

Q4.    As a US citizen or green card holder working outside the US, will I be subject to US tax reporting or withholding if I elect to participate in the Stock Option Transfer Program?

The proceeds paid to participating employees identified as US citizens or green card holders working outside the US will be reported on form W-2 and US federal taxes will be withheld as follows:

•	FICA taxes (social security and Medicare) will be withheld unless your work location has a Totalization Agreement with the US. (Countries covered by Totalization Agreements are: Austria, Australia, Belgium, Canada, Chile, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, South Korea, Spain, Sweden, Switzerland, and United Kingdom.)

•	US Federal Income Tax will be withheld if you are working in a location where local income tax withholding is not required. The withholding rate will be 25%, unless you complete and sign a W-4 form and fax it to Citperm, 1-425-706-2237, on or before December 9, 2003.